
May 10, 2012

<u>Via Facsimile</u>
Chris Cronin
President and Chief Executive Officer
CommonWealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

> **Re:** **CommonWealth Realty Partners, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed April 23, 2012**
> **File No. 333-164986**

Dear Mr. Cronin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your registration statement on Form S-11 went effective on November 14, 2010 with financial statements for the fiscal year ended November 30, 2009 and that you have not timely filed a post-effective amendment to update your financial statements. Thus, it does not appear that you have had a valid Section 10(a)(3) prospectus since approximately July 14, 2011. Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933. Since July 14, 2011, please tell us the number of investors to whom you have offered or sold securities, the amount of securities offered or sold and any exemption from registration you may have relied on, including the facts that support such exemption.

2. We further note that you have not filed any periodic reports since going effective on your Form S-11 in November 2010. Please explain to us why you have failed to comply with the reporting requirements of Section 15(d).

3.	Refer to comment 2 above, please file all periodic reports required pursuant to Section 15(d), including your most recent Form 10-Q.

4.	Please amend your registration statement to include the required interactive data exhibits. Refer to Interactive Data Compliance and Disclosure Interpretations Question 146.12 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Jillian Ivey Sidoti